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Sibanye Stillwater Limited
Incorporated in the Republic of South Africa
Registration number 2014/243852/06
Share codes: SSW (JSE) and SBSW (NYSE)
ISIN – ZAE000259701
Issuer code: SSW
(“Sibanye
-Stillwater”,”the Company” and/or “the Group”)
Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709
Postal Address:
Private Bag X5 • Westonaria • 1780
Tel +27 11 278 9600 • Fax +27 11 278 9863
Website: www.sibanyestillwater.com
Exhibit 99.1
MARKET RELEASE
Successful conclusion of the Group’s share
repurchase programme
Johannesburg, 5 October 2021: Sibanye-Stillwater (Tickers JSE: SSW and NYSE: SBSW) is pleased to advise shareholders that it has successfully concluded the on-market repurchase of its ordinary shares up to, but not exceeding, 5% of its ordinary shares in issue (“Repurchase Programme”), in accordance with the general authority granted by shareholders at the Group’s annual general meeting held on
25 May 2021.

The Repurchase Programme was initiated on 2 June 2021 with a targeted completion date of between 4 October 2021 and 6 April 2022 (“buyback period”). At the close of business on 4 October
2021, it has, in a series of unrelated transactions, cumulatively repurchased 5% or 147,700,000 of its ordinary shares (“Repurchased shares”) for an aggregate purchase price of R8,081,618,197
(excluding costs). The Repurchased shares have been, or will be, cancelled and their listing removed between 9 June and about 14 October 2021.

In accordance with paragraph 5.72(h) of the JSE Listings Requirements, Sibanye-Stillwater appointed
Morgan Stanley & Co. International Plc. to conduct the buyback programme and make investment decisions in relation to the Company's shares independently of, and uninfluenced by, the Company, during the buyback period.

Sibanye-Stillwater CEO, Neal Froneman said: “We remain convinced that our shares are substantially undervalued and are therefore pleased to have completed a very meaningful repurchase of our shares. The buyback underpins our commitment to creating value for all stakeholders through disciplined application of our capital allocation framework. This initiative will contribute significantly to shareholder value in the months and years ahead.”
Investor relations contact:
Email:
ir@sibanyestillwater.com
James Wellsted
Head of Investor
Relations Tel: +27 (0)
83 453 4014
Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

FORWARD LOOKING STATEMENTS
The information in this document may contain forward-looking statements within the meaning of the “safe harbour”
provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements, including, among others, those relating to Sibanye Stillwater Limited’s (“Sibanye-Stillwater” or the “Group”) financial positions, business strategies, plans and objectives of management for future operations, are necessarily estimates reflecting the best judgment of the senior management and directors of Sibanye-Stillwater and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this report.

All statements other than statements of historical facts included in this report may be forward-looking statements. Forward-
looking statements also often use words such as “will”, “forecast”, “potential”, “estimate”, “expect”, “plan”, “anticipate”
and words of similar meaning. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in this disclaimer. Readers are cautioned not to place undue reliance on such statements.

The important factors that could cause Sibanye-Stillwater’s actual results, performance or achievements to differ materially from estimates or projections contained in the forward-looking statements include, without limitation, Sibanye-Stillwater’s future financial position, plans, strategies, objectives, capital expenditures, projected costs and anticipated cost savings, financing plans, debt position and ability to reduce debt leverage; economic, business, political and social conditions in
South Africa, Zimbabwe, the United States and elsewhere; plans and objectives of management for future operations;
Sibanye-Stillwater’s ability to obtain the benefits of any streaming arrangements or pipeline financing; the ability of Sibanye-
Stillwater to comply with loan and other covenants and restrictions and difficulties in obtaining additional financing or refinancing; Sibanye-Stillwater’s ability to service its bond instruments; changes in assumptions underlying Sibanye-Stillwater’s estimation of its current mineral reserves; any failure of a tailings storage facility; the ability to achieve anticipated efficiencies and other cost savings in connection with, and the ability to successfully integrate, past, ongoing and future acquisitions, as well as at existing operations; the ability of Sibanye-Stillwater to complete any ongoing or future acquisitions;
the success of Sibanye-Stillwater’s business strategy and exploration and development activities; the ability of Sibanye-
Stillwater to comply with requirements that it operate in ways that provide progressive benefits to affected communities;
changes in the market price of gold and PGMs; the occurrence of hazards associated with underground and surface mining; any further downgrade of South Africa’s credit rating; a challenge regarding the title to any of Sibanye-Stillwater’s properties by claimants to land under restitution and other legislation; Sibanye-Stillwater’s ability to implement its strategy and any changes thereto; the occurrence of labour disruptions and industrial actions; the availability, terms and deployment of capital or credit; changes in the imposition of regulatory costs and relevant government regulations, particularly environmental, tax, health and safety regulations and new legislation affecting water, mining, mineral rights and business ownership, including any interpretation thereof which may be subject to dispute; the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental, health or safety issues; the concentration of all final refining activity and a large portion of Sibanye-Stillwater’s PGM sales from mine production in the United States with one entity; the identification of a material weakness in disclosure and internal controls over financial reporting; the effect of US tax reform legislation on Sibanye-Stillwater and its subsidiaries; the effect of South African Exchange Control
Regulations on Sibanye-Stillwater’s financial flexibility; operating in new geographies and regulatory environments where
Sibanye-Stillwater has no previous experience; power disruptions, constraints and cost increases; supply chain shortages and increases in the price of production inputs; the regional concentration of Sibanye-Stillwater’s operations; fluctuations in exchange rates, currency devaluations, inflation and other macro-economic monetary policies; the occurrence of temporary stoppages of mines for safety incidents and unplanned maintenance; Sibanye-Stillwater’s ability to hire and retain senior management or sufficient technically skilled employees, as well as its ability to achieve sufficient representation of historically disadvantaged South Africans in its management positions; failure of Sibanye-Stillwater’s information technology and communications systems; the adequacy of Sibanye-Stillwater’s insurance coverage; social unrest, sickness or natural or man-made disaster at informal settlements in the vicinity of some of Sibanye-Stillwater’s South African-based operations; and the impact of HIV, tuberculosis and the spread of other contagious diseases, such as the coronavirus disease (COVID-19). Further details of potential risks and uncertainties affecting Sibanye-Stillwater are described in Sibanye-
Stillwater’s filings with the Johannesburg Stock Exchange and the United States Securities and Exchange Commission,
including the Integrated Annual Report 2020 and the Annual Report on Form 20-F for the fiscal year ended
31 December 2020.

These forward-looking statements speak only as of the date of the content. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward-looking statement (except to the extent legally required). These forward-looking statements have not been reviewed or reported on by the Group’s external auditors.